Mail Stop 6010   May 12, 2008

Organetix, Inc.
c/o Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, NY 10006
Attn: Jonathan Shechter

Re: Organetix, Inc.
         Preliminary proxy statement filed April 30, 2008
         File No. 0-29461

Dear Mr. Shechter:

        We have completed our review of your proxy statement and have no further comments at
this time. Please contact Michael Reedich at (202) 551-3612 with any questions.

                                        Sincerely,

                                        Jeffrey Riedler
                                        Assistant Director